File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

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In the matter of

Precidian ETFs Trust

Precidian Funds LLC

350 Main St., Suite 9

Bedminster, NJ 07921

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

__________________

Please send all communications, notices and orders to:

W. John McGuire Morgan, Lewis & Bockius LLP 2020 K Street NW Washington, D.C.

Page 1 of 41 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on December 22, 2014

I.	INTRODUCTION		3
	A.	SUMMARY OF REQUESTED RELIEF	3
	B.	COMPARABILITY TO PRIOR RELIEF GRANTED BY THE COMMISSION	3

II.	BACKGROUND		5
	A.	THE APPLICANTS AND OTHER SERVICE PROVIDERS	5
	B.	OPERATION OF THE FUNDS	6
	C.	CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY	6
	D.	STOCK EXCHANGE LISTING	6
	E.	SALES OF SHARES	7
	F.	PRICING OF FUND SHARES	9
	G.	REDEMPTION	10
	H.	QUALIFICATION AS A REGULATED INVESTMENT COMPANY	11
	I.	DIVIDENDS, DISTRIBUTIONS AND TAXES	11
	J.	OPERATIONAL FEES AND EXPENSES	12
	K.	SHAREHOLDER TRANSACTION AND DISTRIBUTION EXPENSES	12
	L.	SHAREHOLDER REPORTS	12
	M.	SALES AND MARKETING MATERIALS	12
	N.	THIRD-PARTY BROKER-DEALER ISSUES	13
	O.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS	14

III.	FUNDS OF ACTIVELY-MANAGED EXCHANGE TRADED FUNDS		15
	A.	THE INVESTING FUNDS	15
	B.	PROPOSED TRANSACTIONS	16
	C.	FEES AND EXPENSES	16
	D.	CONDITIONS AND DISCLOSURE RELATING TO SECTION 12(D)(1) RELIEF	16

IV.	IN SUPPORT OF THE APPLICATION		17

V.	REQUEST FOR ORDER		19
	A.	SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT	19
	B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT	20
	C.	SECTION 17(a)(1) AND (a)(2) OF THE ACT	21
	D.	SECTION 12(d)(1) OF THE ACT	24
	E.	DISCUSSION OF PRECEDENT	29

VI.	CONDITIONS OF THIS APPLICATION		30
	A.	ACTIVELY-MANAGED EXCHANGE TRADED FUND RELIEF	30
	B.	SECTION 12(d)(1) RELIEF	31

VII.	Names and Addresses		33

VIII.	Authorizations and Signatures		34

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I.	INTRODUCTION

A.	SUMMARY OF REQUESTED RELIEF

In this Application (this “Application”), the undersigned applicants, Precidian ETFs Trust (the “Trust”), Precidian Funds LLC (the “Adviser”) and Foreside Fund Services, LLC (“Foreside,” and together with the Trust and the Adviser, the “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (“Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).

The requested Order would apply to actively-managed series of the Trust and would permit, among other things:

•	issuance by a registered open-end investment company or series thereof (each a “Fund” and, collectively, the “Funds”) of shares (“Shares”) in specified large aggregations of individual Shares (each such specified aggregation of Shares a “Creation Unit) by Authorized Participants (as defined herein) on any day at the NAV;

•	redemption of Shares in Creation Units by an Authorized Participant through a blind trust established for its benefit (“Blind Trust”) ;

•	management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Investing Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act.

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.

In connection with the Section 12(d) relief sought for the Funds, the Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such redemptions with Investing Funds, Authorized Participants and their Blind Trusts of which one or more Funds are affiliated persons or affiliated persons of affiliated persons solely as a consequence of such entities’ ownership of 5% or more of a Fund’s voting shares.

The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Commission under the Act.

B.	COMPARABILITY TO PRIOR RELIEF GRANTED BY THE COMMISSION

The Commission has previously granted relief to other open-end management investment companies with respect to the operation of actively-managed exchange traded funds (the “Actively-

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Managed ETF Orders”).1 Unlike the orders granted to permit the operation of index-based exchange traded funds (the “Index-Based ETF Orders”),2 the Actively-Managed ETF Orders involved exchange traded funds (each, an “ETF”) that select portfolio securities on an actively-managed basis rather than correspond to the price and yield performance of a particular securities index.

For the most part, the relief requested in this Application and the conditions imposed on the Applicants are similar to that of most of the Actively-Managed ETF Orders with three exceptions. First, the Funds will not make their holdings publically available on a daily basis, as discussed in more detail below.3 Rather, they will publicly disclose their holdings in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the Act. Second, in connection with the redemption of Creation Units, the delivery of any portfolio securities in kind will generally be effected through a Blind Trust for the benefit of the redeeming Authorized Participant and the Blind Trust will liquidate the portfolio securities without disclosing the identity of such securities to the Authorized Participant otherwise than as legally required to comply with the Internal Revenue Code or other laws. Third, the trustee of each Authorized Participant’s Blind Trust will be given, before the commencement of trading each day, both the holdings of the Fund and their relative weightings as well as the contents of the Creation Basket for that day. This information will permit the trustee of an Authorized Participant’s Blind Trust to provide that Authorized Participant with an indicative pricing of the Fund on

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[1]	ETF Securities Advisors LLC, et al., Investment Company Act Release No. 31340 (November 19, 2014); Validea Capital Management, LLC, et al., Investment Company Act Release No. 31277 (October 7, 2014); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Order”); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release No. 28604 (January 16, 2009) (the “Grail Order”); First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, Investment Company Act Release No. 28468 (October 27, 2008); WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (“WisdomTree Order II”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (February 27, 2008) (the “BGFA Order”); Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (February 27, 2008) (the “Bear Stearns Order”); PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008) (the “PowerShares Active Order”); and WisdomTree Trust, et al., Investment Company Act Release No. 28174 (February 27, 2008) (the “WisdomTree Order I”).

[2]	See e.g., DBX ETF Trust, et al., Investment Company Act Release No. 31326 (November 3, 2014); Northern Trust Investments, Inc., et al. Investment Company Act Release No. 31299 (October 21, 2014); PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); UBS Global Asset Management (US) Inc., et al., Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002); In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap SPDR Order”); SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”) and SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

[3]	Applicants note that the Commission has also approved certain index-based ETFs that only disclose their creation and redemption baskets daily, not their entire portfolio. See Vanguard Order, supra, note 2.

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a real time basis4 and permit the Authorized Participant to instruct the trustee of its Blind Trust to buy and sell portfolio securities to permit Bona Fide Arbitrage, as defined in Section IV below.

Applicants believe that the availability of a verified intraday indicative value throughout the day, the ability of Authorized Participants to purchase and redeem Creation Units on any day and the ability of Authorized Participants to engage in Bona Fide Arbitrage between Shares and portfolio securities will permit the intraday trading of Shares at or near the NAV without the need for daily disclosure of the Funds’ portfolio holdings.

Applicants believe the proposed operation of the Funds will bring significant advantages to investors that wish to invest in actively managed funds. These advantages include the ability to purchase or sell on an intraday basis on a national securities exchange, lower operational costs because there will be no need to maintain shareholder accounts, and enhanced tax efficiency which will also have a positive impact on yields.

Because of the unique operational structure of the Funds, this Application addresses how that structure would address the issues the Commission has raised with respect to an actively-managed ETF.5

II.	BACKGROUND

A.	THE APPLICANTS AND OTHER SERVICE PROVIDERS

The Trust is a statutory trust organized under the laws of Delaware. The Trust has registered under the Act with the Commission as an open-end management investment company with multiple series, and is overseen by a Board of Trustees (the “Board”). The Board maintains the composition requirements of Section 10 of the Act.

The Applicants are requesting relief with respect to the 15 initial funds listed in Appendix A, each of which will invest (or, for long-short strategies, take short positions) in securities that are listed on national securities exchanges (the “Initial Funds”).6 Each of the Initial Funds will be a separate series of the Trust. Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” under the Act. Each Fund intends to maintain the required level of diversification, and conduct its operations so as to meet the regulated investment company (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

The Adviser is a Delaware limited liability corporation that is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser will serve as investment adviser to the Initial Funds. The Adviser, subject to the oversight and authority of the Board, will manage the investment program for each Fund, oversee the implementation of such investment program, and arrange for other necessary services for each Fund. The Adviser may recommend to the Board that a Fund’s investment program can best be implemented through a sub-adviser (each a “Sub-Adviser” and, collectively, “Sub-Advisers”), with the consent of the Board and any necessary shareholder consent.

The distributor for the Initial Funds is Foreside, a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101. Foreside is a broker registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Foreside distributes

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[4]	Applicants note that Authorized Participants calculate the IIV for existing ETFs more frequently than once every 15 seconds.

[5]	See Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

[6]	The Funds will not invest in small capitalization companies such as those listed on Nasdaq Capital Market.

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Shares on an agency basis. Foreside is not affiliated with any national securities exchange as defined in Section 2(a)(26) of the Act (each an “Exchange”).

JPMorgan Chase Bank, N.A. (“JPMCB”) will serve as administrator, custodian, transfer agent, and dividend disbursing agent of the Trust and the Initial Funds. JPMCB is located at One Chase Manhattan Plaza, New York, New York 10005.

B.	OPERATION OF THE FUNDS

The Index-Based ETF Orders permitting exchange traded investment companies have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The Actively-Managed ETF Orders have permitted exchange traded investment companies to hold an actively-managed portfolio that is fully transparent to market participants. The relief requested herein is similar to the relief granted in the Actively-Managed ETF Orders, except that (1) the Funds will not make their holdings publicly available on a daily basis; (2) in connection with redemptions of Creation Units, the delivery of any portfolio securities in kind will generally be effected through a Blind Trust for the benefit of the redeeming Authorized Participant without disclosing the identity of such securities to the Authorized Participant; and (3) each Blind Trust will be provided with the identity of the portfolio securities comprising each Fund permitting the trustee of the Blind Trust to calculate a real-time indicative intraday value (“IIV”) and engage in Bona Fide Arbitrage on behalf of the Authorized Participant.

C.	CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY

Each Fund will have one class of Shares. Each shareholder will have one vote per Share with respect to matters regarding the Trust or the Fund for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and relevant Delaware law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation and NSCC.

Beneficial ownership of Shares (owners of such beneficial interest, sometimes referred to herein as “Beneficial Owners”) will be shown on the records of financial institutions. Beneficial Owners will exercise their rights in Shares indirectly through DTC or DTC participants consisting of certain broker-dealers, banks, trust companies and other eligible intermediaries (“DTC Participants”). All references herein to owners or shareholders will reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner will have the right to receive a certificate representing Shares. Delivery of notices, statements, shareholder reports and other communications from a Fund to Beneficial Owners will generally be at the Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

D.	STOCK EXCHANGE LISTING

The Trust intends to submit an application to list Shares, which will be traded in the secondary market in the same manner as other equity securities, on an Exchange. Except as permitted by the relief requested from Section 17(a), no promoter of the Funds, principal underwriter or distributor of the Funds (the “Distributor”) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in

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Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Exchange will appoint one or more market makers to provide liquidity for the Shares, in accordance with its trading practices and rules.

E.	SALES OF SHARES

1.	General

a.          Creation Orders

A Fund will issue Shares through the Distributor on a continuous basis at NAV. The issuance of Shares will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders by the deposit of portfolio securities that represent a pro rata portion of all long positions held by the Fund (“Creation Basket”) plus or minus a cash amount. Each Authorized Participant will be required to form a Blind Trust of which it will be the sole beneficiary. Before the commencement of trading on each Business Day (as defined below), the trustee of each Authorized Participant’s Blind Trust will be provided on a confidential basis with a list of the securities comprising a Creation Basket and as well as a listing of all positions held by the Fund and their relative weightings as well as the Fund’s cash balance and income and expense used to calculate the Fund’s NAV (“Pro Rata Slice”). If an Authorized Participant wishes to create Shares, it will instruct the trustee of its Blind Trust to purchase securities comprising a Creation Basket and deliver those portfolio securities to the Fund in-kind. In addition to the Creation Basket, the trustee of an Authorized Participant’s Blind Trust will be required to pay (or in certain cases receive) a cash amount (“Cash Adjustment”). The Cash Adjustment will generally equal the difference between the value of the Creation Basket and the Fund’s NAV and represents three components: (1) an amount equal to the value of any fractional shares derived by dividing the Fund’s portfolio by the number of Shares outstanding, multiplied by the number of Shares in a Creation Unit; (2) a positive or negative amount equal to the profit or loss on any short positions in the Fund’s portfolio; and (3) cash, accrued but unpaid dividends and interest and accrued but unpaid expenses. The trustee of an Authorized Participant’s Blind Trust, may also request the Fund to substitute cash for one or more portfolio securities in the Creation Basket.7 If the Fund agrees to substitute cash, it may determine to charge higher fees to compensate the Fund for its higher transaction costs.

A Fund will issue Shares only at the NAV8 per Share next determined after an order in proper form is received. Each Fund will create and redeem Shares on each such day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(d) of the Act (each such day, a “Business Day”).

Shares may be created by any Authorized Participant for its own account or for the account of a customer. An “Authorized Participant” is a DTC Participant which has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units and formed a Blind Trust for its benefit in accordance with the terms of the Participant Agreement. Purchase orders must be in multiples of Creation Units. Settlement will take place through the facilities of DTCC. The Distributor will furnish acknowledgements to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Fund’s prospectus (“Prospectus”) or statement of additional information (“SAI”).

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[7]	For example, an Authorized Participant may notify the trustee of its Blind Trust that a particular security is on its restricted list. In that event, if the security is in the Creation Basket, the trustee of the Authorized Participant’s Blind Trust will request the cash be substituted for that security.

[8]	The Applicants anticipate that the initial NAV for each Fund will be established at approximately $25-35 per Share. The Trust reserves the right to declare a stock split, or a reverse stock split, for any Fund’s Shares.

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The NAV of each Fund is expected to be determined once each Business Day at a time determined by the Board, currently anticipated to be as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern time) (the “Valuation Time”). To initiate a purchase of Shares, an Authorized Participant must submit to the Distributor an irrevocable order to purchase such Shares after the most recent prior Valuation Time but not later than the next Valuation Time.

b.                  Transaction Fees

A Fund may impose creation or redemption transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Shares from the Funds. The exact amounts of any such Transaction Fees will be determined by the Adviser and disclosed in each Fund’s prospectus. The purpose of the Transaction Fees is to protect the continuing shareholders against possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions, including short positions, in connection with the purchase and redemption of Shares.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Shares may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the equity securities held by the Fund. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

c.                   Purchases of Shares — Secondary Market

Investors will be able to purchase Shares in secondary market transactions at prevailing market prices. It is anticipated that Shares will be available for secondary market transactions on an Exchange or otherwise

d.                  Section 12(d)(1) Disclosure

The Shares are shares of an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits investment companies to invest in the Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the investment company enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in each Prospectus.

2.	Settlement of Purchased Shares

Subsequent to the acceptance of an order to purchase Shares and the receipt of the specified portfolio securities and cash, the trustee of the Authorized Participant’s Blind Trust will be instructed to deliver the Creation Basket plus or minus the Cash Adjustment to the Fund. After receipt of the Creation Basket and Cash Adjustment, the Fund will instruct its Custodian to initiate delivery of the appropriate number of Shares to the book-entry account of the Authorized Participant. Delivery of all securities and cash will generally be made on the third Business Day after the purchase order is accepted (“Settlement Date”). The Distributor will be responsible for issuing or causing the issuance of confirmations of acceptance, and delivering the Prospectus to those persons purchasing Shares and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Fund to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the administrator of the Funds (the “Administrator”).

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3.	Placement of Creation Unit Purchase Orders

Creation Units may be purchased only by or through an Authorized Participant. The entire required Creation Basket and Cash Adjustment must be transferred in the manner set forth in the Participant Agreement by the specified time on Settlement Date.

4.	Rejection of Purchase Orders for Shares

As noted above, a Fund or Distributor may reject any order to purchase Shares in Creation Unit size or multiples thereof that is not submitted in proper form on the Transmittal Date. In addition, a Fund, the Distributor or their agents on behalf of the Fund may reject any purchase order, if:

•	the purchaser or purchasers, upon obtaining the Shares so ordered, would own 80% or more of the outstanding Shares of a Fund;

•	the acceptance of the purchase order would, in the opinion of counsel, be unlawful;

•	the acceptance of the purchase order would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the shareholders of the Fund; or

•	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the transfer agent to the Funds (the “Transfer Agent”), the custodian to the Funds (the “Custodian”), the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

F.	PRICING OF FUND SHARES

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the portfolio investments held by a Fund. Thus, Shares will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares; however, Applicants believe, because Authorized Participants can calculate their own IIV on a real time basis and engage in Bona Fide Arbitrage, that the Shares will trade at prices that reflect the current value of the portfolio as with other ETFs.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by a Fund. Purchases or sales of Shares on an Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current verified IIV (the “VIIV”) of the Funds as described below, will be features of the Funds particularly attractive to certain types of investors. The Applicants intend to emphasize these features in the marketing of Shares.

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G.	REDEMPTION

1.	General

Beneficial Owners may sell their Shares in the secondary market. Alternatively, investors that own enough Shares to constitute a Creation Unit or multiples thereof may redeem those Shares through the Distributor, which will act as the Fund’s agent for redemption. Redemption orders for Creation Units or multiples thereof must be placed by or through an Authorized Participant.

2.	Redemption

Shares may be redeemed to a Fund in Creation Unit size or multiples thereof as described herein. Redemption orders of Creation Units must be placed by or through an Authorized Participant (“Redemption Order”). Creation Units of the Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption by the Fund in the manner specified below. To initiate a Redemption Order, an Authorized Participant must submit to the Distributor an irrevocable order to redeem such Creation Unit after the most recent prior Valuation Time but not later than the next Valuation Time. On Settlement Date, the Authorized Participant or the trustee of its Blind Trust will deliver Shares comprising a Creation Unit or multiples thereof to the Fund. After receipt, the Fund will instruct its Custodian deliver to the Authorized Participant’s Blind Trust securities comprising the Creation Basket. In order to sell those securities, the Authorized Participant will give the trustee of its Blind Trust instructions as to how and when to liquidate those securities. Because the trustee of the Authorized Participant’s Blind Trust will know the identity of the securities in a Creation Basket, the Authorized Participant can instruct the trustee of its Blind Trust to transmit sell orders for securities in the Creation Basket at any time. Because the trustee of an Authorized Participant’s Blind Trust will be able to sell portfolio securities throughout the day, it will not need to rely on market on close orders to liquidate those securities.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except for: (1) any period during which the NYSE is closed other than customary weekend and holiday closings, (2) any period during which trading on the NYSE is restricted, (3) any period during which an emergency exists as a result of which disposal by the company of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV, and (4) for such other periods as the Commission may by order permit for the protection of shareholders.

Redemptions will occur primarily in-kind, although the trustee of an Authorized Participant’s Blind Trust may request to substitute cash for one or more positions and short positions will generally be settled in cash.9 The Participant Agreement signed by each Authorized Participant will require establishment of a Blind Trust to receive distributions of securities in-kind upon redemption.10 When redeeming Shares, an Authorized Participant will give instructions to the trustee of its Blind Trust regarding how to dispose of the securities delivered to it in the redemption. The terms of the Blind Trust Agreement will provide that the trustee will not disclose the identity of the securities held in the Blind Trust, except as required by law. Because the trustee of the Blind Trust will know the identity of the

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[9]	It is anticipated that any portion of a Fund’s NAV attributable to short positions will be settled in cash, as securities sold short are not susceptible to in-kind settlement.

[10]	The terms of the Blind Trust will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. The Authorized Participant will be free to choose a trustee for its Blind Trust from a list of banks and trust companies that have signed confidentiality agreements with the Fund. The Authorized Participant will be free to negotiate trustee fees and brokerage charges with its selected trustee. The Authorized Participant will be responsible to pay all fees and expenses charged by the trustee of its Blind Trust.

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securities in a Creation Basket, an Authorized Participant can instruct the trustee of its Blind Trust to liquidate securities at any time during the day. The trustee will pay the liquidation proceeds net of expenses plus or minus any Cash Adjustment to the Authorized Participant .11

A Redemption Order is subject to acceptance by the Distributor and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares. On Settlement Date an Authorized Participant or the trustee of its Blind Trust will initiate a delivery of the Shares comprising the redemption to the Fund. The Fund will initiate delivery to the Authorized Participant’s Blind Trust of the portfolio securities in the Creation Basket. When the trustee of the Authorized Participant’s Blind Trust has settled all or a portion of the liquidation of the portfolio securities received in the redemption, at the request of the Authorized Participant it will remit the proceeds less expenses to the Authorized Participant. The Cash Adjustment will be settled by wire on the Settlement Date.

H.	QUALIFICATION AS A REGULATED INVESTMENT COMPANY

The Funds intend to qualify for and to elect treatment as RICs for U.S. federal income tax purposes, with the result that the Funds effectively will be treated as if each were a separate entity and each will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

I.	DIVIDENDS, DISTRIBUTIONS AND TAXES

The Funds will accrue interest and expenses daily and pay the net amount accrued less expenses at least quarterly to record holders as of the record date. All distributions will be paid in cash. Distributions to shareholders are subject to federal taxes. Distributions will be comprised of dividends and interest accrued on a Fund’s assets less expenses (“Net Income”). Authorized Participants redeeming Shares will receive all accrued Net Income through the date of redemption.

It is the Funds’ intention to distribute substantially all of their Net Income over the course of the year. If, in any year, a Fund’s earnings and profits are less than the amount distributed in such year, the difference could result in a return of capital to Beneficial Owners for tax purposes.

Net long and short-term capital gains will be distributed to Beneficial Owners at least annually. It is anticipated that most of the Funds’ capital gains will be short-term capital gains.

Distributions to Beneficial Owners will be made pro rata according to the Shares owned. Distributions will be made through DTC and the DTC Participants to Beneficial Owners then of record with proceeds received from a Fund.

The Funds (1) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (2) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

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[11]	All income, gain or loss realized by a Blind Trust will be directly attributed to the Authorized Participant for that Blind Trust. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.

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J.	OPERATIONAL FEES AND EXPENSES

All expenses incurred in the operation of the Fund will be borne by the Fund, except to the extent specifically assumed by the Adviser, the Administrator or some other party. Such expenses may include, but will not be limited to, the following: investment advisory fees, fund accounting and administration fees, custody fees, brokerage commissions, registration fees of the Commission, state “blue sky” fees (to the extent applicable), Exchange listing fees, licensing fees, the costs of preparing, printing and mailing Prospectuses only relevant to a Fund, and other costs properly payable by the Fund. Also, such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees of the Fund who are not “interested persons” (as defined in the Act) of the Trust, legal and audit fees, licensing fees, administration and accounting fees, costs of preparing, printing and mailing SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Fund will be accrued and allocated to the Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or another party. The organization and offering costs of a Fund incurred in connection with the issuance of the Shares prior to their public offering may be assumed, in whole or in part, by the Adviser or may be advanced by the Adviser or another party. A Fund will expense organization costs, if not assumed by the Adviser, as they are incurred.12 Advanced amounts, if any, will begin to be reimbursed by the Fund upon consummation of the initial offering of such Shares. The investment advisory contract with the Adviser, and the fees payable thereunder, will be approved pursuant to Section 15(c) of the Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive an advisory fee. The Administrator, Transfer Agent and Custodian will provide certain administrative, transfer agent and custodial services to the Fund for specified fees.

K.	SHAREHOLDER TRANSACTION AND DISTRIBUTION EXPENSES

The Funds will not impose sales charges for purchases of Creation Units nor backend loads in connection with redemption of Creation Units.. As indicated above, a Fund may impose a Transaction Fee on Authorized Participants purchasing and redeeming Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed.

L.	SHAREHOLDER REPORTS

The Fund will furnish to the DTC Participants for distribution to Beneficial Owners notifications with respect to each distribution and an annual notification as to the tax status of the Fund’s distributions to the DTC Participants for distribution to each Beneficial Owner. The Fund will also distribute its annual report containing audited financial statements. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners.

M.	SALES AND MARKETING MATERIALS

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Fund will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in

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[12]	Organization costs may include legal services pertaining to organization of the Fund, service agreements and research and consultation services in connection with the initial meeting of Trustees of the Fund, as well as audit fees related to the initial registration statement and seed capital audit.

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light of the features, described in this Application, that make a Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange traded fund” or “actively-managed ETF.” No Fund marketing materials (other than as required in the then current registration statement on Form N-1A for a Fund (each, a “Registration Statement”)) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

With respect to any marketing or advertising materials, the same approach will be followed. Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may generally acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

The Prospectus will also state that while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and refer to the SAI for details.

N.	THIRD-PARTY BROKER-DEALER ISSUES

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to Authorized Participants. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Registration Statement that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters, and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a brokerage firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5 (b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Prospectus is available at the Exchange upon request.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers, and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver such Prospectus and SAI for a Fund to the Exchange, where they will be available for review by investors.

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O.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

1.	General

The daily NAV for the Fund on a per-Share basis will be calculated and disseminated publicly each Business Day. The most recent NAV will be made available on a publicly-available website maintained by the Adviser or Administrator.

2.	VIIV

The Exchange on which a Fund is primarily listed will disseminate, during regular trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, the VIIV for each Fund on a per-Share basis at least every 15 seconds (or other periodic interval that may be specified by the Exchange’s rules, as approved by the Commission). Applicants have taken a number of steps to make the VIIV reliable. The VIIV will include all accrued income and expenses of a Fund. Each Fund will adopt procedures that will assure that any extraordinary expenses that would be taken into account in calculating the NAV will be included in the VIIV for that day. Valuation of securities held by the Fund will be based on the mid-point between the current national best bid and offer disseminated by the Consolidated Quotation System and UTP Plan Processor. Using quotations rather than last sale information addresses concerns regarding the staleness of pricing information of less actively traded securities. Because quotations are updated more frequently than last sale information especially for inactive securities, the VIIV will be based on more current and accurate information. Each Fund will employ two independent sources of pricing information. Each Fund will employ a verification agent and establish a computer-based protocol that will continuously compare the two data streams on a real time basis. If it becomes apparent that there is a material discrepancy between the two data streams, the listing exchange will be notified and have the ability to halt trading in a Fund until the discrepancy is resolved. Each Fund’s Board will establish and review procedures used to calculate the VIIV and maintain its accuracy. The specific methodology for calculating the VIIV will be disclosed on each Fund’s web site.

Use of quotation information to calculate the VIIV should make “fair value” pricing unnecessary in most instances. However, if a Fund determines to use fair value pricing in calculating the NAV on a particular day, that fact will be disclosed on the Fund’s web site, including the identity and weighting of that security in the Fund’s portfolio and the fair value used in establishing the Fund’s NAV and the VIIV for the following day. Applicants believe that this mix of information will permit market participants to determine their own fair value of the halted security, and better calculate their own IIV for the Fund.

The VIIV will be calculated by dividing the “Intraday Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Intraday Fund Value” is the sum of the amount of cash held in a Fund’s portfolio, the current value of the long and short securities positions in the Fund’s portfolio, plus any accrued interest, declared but unpaid dividends minus all accrued liabilities. All equity securities will be valued by the calculation agent at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Processor.

The Funds will also disclose to the trustees of each Authorized Participant’s Blind Trust, the identity of securities, cash and Net Income comprising a Pro Rata Slice. The trustee of each Blind Trust will be permitted to use this information to independently calculate an IIV and other statistical information, using methodologies, including proprietary algorithms, approved by the Fund, that may be provided to its beneficiary Authorized Participant on a real time basis. Thus, Authorized Participants will have the same pricing information they have with current index-based and actively managed ETFs and consequently, will not have to rely on the VIIV as the primary pricing signal for market making.

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Applicants believe these enhancements to the IIV will address concerns that the IIV is not sufficiently reliable to permit Authorized Participants to make efficient markets.

3.	Additional Information and Data

The Trust expects to maintain a website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including, for each Fund, (1) average daily trading volume, the prior Business Day’s reported closing price, NAV and the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),13 and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The website and information will be publicly available at no charge.14

In addition to the foregoing, in order to provide greater transparency to investors, each Fund will publish on its website, a daily Value at Risk calculation using a 30 day historic simulation methodology and a Beta analysis of the Fund’s portfolio over the past 30 days in relation to the benchmark index of the Fund. This information will provide investors with meaningful information regarding the risk inherent in the Fund’s portfolio as well as its performance regarding its benchmark index.

Investors interested in a particular Fund can also obtain the SAI, each Fund’s Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Fund’s SAI and Shareholder Reports are available free upon request from the Fund, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day

III.	FUNDS OF ACTIVELY-MANAGED EXCHANGE TRADED FUNDS

A.	THE INVESTING FUNDS

The Investing Funds will be registered investment companies and registered unit investment trusts that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the

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[13]	The Bid/Ask Price of a Fund is determined using the consolidated highest bid and the lowest offer as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

[14]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in the NAV on the current Business Day (T+1). Thus, the VIIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV on that day.

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meaning of Section 2(a)(20)(A) of the Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with, the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (“Investing Fund Sub-Adviser”). An Investing Management Company may be sub-advised by the Adviser or an affiliate of the Adviser. Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

B.	PROPOSED TRANSACTIONS

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act. The proposed transactions are, in many respects, similar to the transactions for which exemptive relief was obtained by other applicants.15

C.	FEES AND EXPENSES

Investors, including Investing Funds, who buy and sell Shares through a broker-dealer in secondary market transactions may be charged customary brokerage commissions and charges. The Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For purchase and redemption transactions directly with a Fund, Transaction Fees are charged to offset the costs associated with the purchase and redemption of Shares. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	CONDITIONS AND DISCLOSURE RELATING TO SECTION 12(D)(1) RELIEF

Like prior applicants, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by the Adviser or Adviser Affiliate as the Investing Fund Adviser or Sponsor, but may be sub-advised by the Adviser or an Adviser Affiliate. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company. The Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A)(ii) and 12(d)(1)(A)(iii) to disclose in its Prospectus that it may invest in ETFs, and to disclose, in “plain English,” in its Prospectus the unique

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[15]	See, e.g., In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27845 (May 30, 2007); In the Matter of SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27543 (November 1, 2006); In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 27386 (May 31, 2006) (the “Vanguard Order II”); In the Matter of SPDR Trust, Series 1, et al., Investment Company Act Release No. 26419 (April 19, 2004); In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release No. 26415 (April 9, 2004) (the “BLDRS Order II”); In the Matter of iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (the “iShares Order”); In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Release No. 24722 (October 31, 2000) (the “PADCO Order”); In the Matter of Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release No. 24566 (July 25, 2000); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Release No. 24113 (October 27, 1999) (the “Schwab Order”).

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characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.

IV.	IN SUPPORT OF THE APPLICATION

The Order being requested, among other things, would permit (1) Funds to issue Shares that are created and redeemable only in multiples of Creation Units; (2) dealers and underwriters to sell Shares in secondary market transactions at negotiated prices, rather than at NAV; and (3) certain affiliated persons of each Fund to receive securities or other property from each Fund in connection with the redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The Applicants believe that Shares will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual Shares, a low-cost diversified security for investors that would be available at intraday prices reflecting market conditions rather than only their once-daily NAV price; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; provide a tax efficient investment vehicle; and provide an exchange traded diversified portfolio to investors that does not trade at a significant discount to NAV as is frequently the case with closed end mutual funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”16 The Shares would provide an enhanced ETF product available to both retail and institutional investors. As such, the Applicants believe Shares are appropriate for exemptive relief under Section 6(c) of the Act.

The Applicants note that traditional index-based ETFs are no longer novel. The Commission has had an opportunity to review their operation to determine that they would not lead to the abuses that the Act addresses. The Commission has issued many orders permitting index-based ETFs in the Index-Based ETF Orders. Presently, a considerable number of these products are actively traded on Exchanges.

The Applicants do not believe that the lack of a benchmark index will negatively affect the operations of a Fund. The Commission has recently issued orders permitting ETFs that lack a benchmark index in the Actively-Managed ETF Orders. The Commission orders permitting such ETFs require, however, that the ETFs disclose their holdings to the market fully.

This Application differs from such prior Commission orders because it does not contemplate disclosure of portfolio holdings beyond what would otherwise be required for open-end mutual funds. The Commission has previously granted exemptions to index-based funds to disclose only the securities comprising a creation basket as opposed to the actual fund’s portfolio.17

The Applicants believe, however, that features of the proposed Funds will make daily portfolio disclosure unnecessary because the value of the Funds will be fully transparent. First, portfolios

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[16]	See Investment Company Act Release No. 17534 (June 15, 1990).

[17]	See, e.g., Vanguard Order, supra, note 1.

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of all of the Funds will be composed only of U.S. exchange listed securities. As such, there will be accurate real time information about the value of these securities.

Second, the VIIV will be more reliable than the IIV of current funds. It is based on mid-point pricing, rather than last sale information, making it less susceptible to staleness with inactive securities. The board of each Fund will adopt procedures that will enable the Fund to accurately account for all Fund Net Income that would be included in the NAV, thereby assuring that all current expenses are included in the VIIV. Use of mid-point quotation pricing will generally make fair value processing unnecessary except in the case of a trading halt. If a Fund determines to use fair value pricing in calculating the NAV on a particular day, that fact will be disclosed on the Fund’s web site, including the identity and weighting of that security in the Fund’s portfolio and the fair value used in establishing the Fund’s NAV and the VIIV for the following day. Applicants believe that this mix of information will permit market participants to determine their own fair value of the halted security, and better calculate their own IIV for the Fund.

Third, by disclosing the securities comprising a Pro Rata Slice before the commencement of trading and permitting the trustee of an Authorized Participant’s Blind Trust to disseminate an IIV to the Authorized Participant on a real time basis, Authorized Participant’s will be able to obtain more timely data that will enhance their ability to make more efficient markets.

Fourth, by disclosing the identity of securities comprising a Creation Unit and Pro Rata Slice to the trustee of an Authorized Participant’s Blind Trust, Authorized Participants will be able to instruct the trustee to buy or sell portfolio securities during the day and thereby engage in Bona Fide Arbitrage throughout the trading day. For example, if an Authorized Participant believes that a Fund is trading at a price that is higher than the value of its underlying portfolio, the Authorized Participant may sell Fund Shares short and instruct the trustee of its Blind Trust to buy portfolio securities. When the market price of the Fund’s Shares falls in line with the value of the portfolio, the Authorized Participant can then close out its positions in both the Fund Shares and the portfolio securities. Similarly, an Authorized Participant could buy Fund Shares and instruct the trustee of its Blind Trust to sell the underlying portfolio securities in an attempt to profit when an Fund’s Shares are trading at a discount to its portfolio (this type of arbitrage is referred to herein as “Bona Fide Arbitrage”).18

The ability of market participants to buy and sell Shares at prices near the current value of a Fund’s portfolio is dependent upon their assessment that the VIIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that enhancements they have made to the VIIV will make it far more reliable than the IIVs of other ETFs. Applicants believe that this reliable VIIV as well as the ability of Authorized Participants to receive more timely IIV prices and to engage in Bona Fide Arbitrage, will enable them to make efficient markets without knowledge of the Fund’s portfolio. The ability of Authorized Participants to buy and sell portfolio securities through their Blind Trusts will give them the ability to precisely hedge their positions and engage in Bona Fide Arbitrage thereby serving to minimize any divergence between the secondary market price of the Shares and the value of a Fund’s portfolio.

The Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release on Actively-Managed Exchange-Traded Funds (the “Concept Release”).19 The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage.

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[18]	See Investment Company Act Release No. 31300 (October 21, 2014) at 7.

[19]	See the Concept Release.

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Daily disclosure of a fund’s portfolio is not warranted if the value of a fund is fully transparent by permitting Authorized Participants to calculate their own IIV on a real time basis and engage in Bona Fide Arbitrage. Market professionals are not performing fundamental research when trading ETFs, but rather trading based on the current market price of the portfolio. If Authorized Participants are assured that the VIIV is timely and accurate and they can buy and sell the portfolio through their Blind Trusts, knowledge of the actual portfolio is not essential.

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the NAV. However, as discussed above, the Applicants believe that dissemination of a reliable and timely VIIV as well as the ability of Authorized Participants to engage in Bona Fide Arbitrage, will cause any deviation to be similar to current ETFs.

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. Since Applicants have specified that Creation Baskets will only consist of a pro rata portion of a Fund’s long portfolio positions, this discretion is eliminated.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.	SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately its proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable in less than Creation Unit size, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a) (1) and 2(a)(32)that would permit the Fund to only redeem in Creation Unit size or multiples thereof through an Authorized Participant.

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Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an Authorized Participant. Moreover, listing on the Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by market mechanisms and the ability of Authorized Participants to engage in Bona Fide Arbitrage and create and redeem Creation Units on any day, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Limiting the ability of investors to redeem Shares directly from a Fund unless they do so in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the Act. Investors have ready access to the secondary market if they wish to sell Shares in less than Creation Units.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit Funds to issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange20 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) of the Act and Rule 22c-1 under the Act. The Applicants request an exemption under Section 6(c) of the Act from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

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[20]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

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The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to the NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV and engage in Bona Fide Arbitrage should thus ensure that the difference between NAV and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

C.	SECTION 17(a)(1) AND (a)(2) OF THE ACT

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. Section 17(a) of the Act makes it:

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal

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underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,21 any Investing Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Investing Fund holds 5% or more of the Shares of the Trust or one or more Funds; (ii) an Investing Fund described in (i) is an affiliated person of the Investing Fund; or (iii) the Investing Fund holds 5% or more of the shares of one or more Affiliated Funds.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and

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[21]	With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

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there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).22

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund” ). A Blind Trust created and maintained for the benefit of an Authorized Participant may be deemed to be an affiliated person of a Fund, and vice versa, by virtue of owning 5% or more of the Fund’s outstanding voting securities. If Creation Units of all of the Funds or one or more particular Funds are held by only a few investors, including a specialist, some or all of such investors could be 5% owners of the Trust or the Funds, and one or more investors may hold in excess of 25% of the Trust or the Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. A Blind Trust created and operated for the benefit of an Authorized Participant may be an affiliated person of a Fund to the same extent an Authorized Participant would be an affiliated person of a Fund, as the Authorized Participant would be the beneficial owner of the cash and securities held in the Blind Trust. Therefore, an Authorized Participant may require relief from Section 17(a) for in-kind redemptions received by the Blind Trust created and operated on its behalf if the Authorized Participant is itself an affiliate of the redeeming Fund. Section 17(a) could be understood to prohibit these investors from receiving securities upon redemption. Furthermore, one or more investors, or the specialist in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an specialist, might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under the Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more, or in excess of 25%, of the outstanding shares of one or more other registered investment companies (or series thereof) advised by the Adviser, to effectuate redemptions through in-kind transactions.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described. The composition of securities given to a redeeming Blind Trust for the benefit of its Authorized Participant will be the same regardless of the Authorized Participant’s identity, and will be valued under the same objective standards applied to valuing the portfolio securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Investing Fund to effect a transaction that is detrimental

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[22]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945) (“Keystone”).

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to the Investing Fund. Further, any such in-kind transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.

The Applicants also note that the ability to make redemptions in-kind will aid in achieving a Fund’s objective. The Applicants do not believe that in-kind redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with a Fund’s objective and with the general purposes of the Act. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other shareholders of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. The proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its Registration Statement. Moreover, the Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its Registration Statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, including Blind Trusts holding Shares for the benefit of their Authorized Participants, regardless of affiliation, will be given the same opportunities with respect to redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the Act. Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act.

D.                 SECTION 12(d)(1) OF THE ACT

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any broker-dealers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1) (B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Concerns Underlying Sections 12(d)(1)(A) and 12(d)(1)(B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company. In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should

24

not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”23

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies). These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).24

Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

a.                   Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 to this Application limits the ability of an Investing Fund’s Advisory Group and an Investing Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, the Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An “Investing Fund’s Sub-Advisory Group” is defined as the Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser.

For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

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[23]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[24]	REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 2337, 89th Cong., 2d Sess., 311-324 (1966).

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Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates). For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to ensure that the Board and the adviser or Trustee and Sponsor, as Applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Trust (on behalf of a Fund) and an Investing Fund at the time an investment is made in excess of Section 12(d)(1)(A).

A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Investing Fund.

b.                  Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;25 (ii) fund holding companies subject their investors to two layers of advisory fees;26 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the fund holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here: (1) the overall expenses for the Funds will be relatively low; (2) the Funds can be used to expand investment opportunities by the Investing Funds and will provide investment services to the Investing Funds that will likely differ from, and do not merely duplicate the advisory services provided by the Investing Funds; and (3) the Funds do not expect to impose sales loads on the purchase of shares so that shareholders of the Investing Funds will not pay a second layer of sales charges in connection with the investment of the Funds.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

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25 Id. at 319-320.

26 Id. at 318.

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As mentioned above, Shares are sold without sales charges.27 Also, in addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits Applicable to a fund of funds as set forth in Rule 2830 of the National Association of Securities Dealers (“NASD”).28 As stated above, Applicants do not intend on imposing any sales loads.

c.                   Diversification Benefits

The PPI Report found that the diversification benefits for fund holding companies were “largely illusory.”29 Applicants submit that Shares should provide concrete asset allocation and diversification benefits to Investing Funds and that Investing Fund shareholders stand to benefit from investment strategies that utilize Shares.30 The Funds offer instant diversification.31 They provide

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[27]	Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

[28]	FINRA, created in July 2007, is a self-regulatory organization and is the successor to the NASD. The FINRA rules include both NASD Rules and certain NYSE Rules that FINRA has incorporated.

[29]	PPI Report at 320.

[30]	Representative Jack Fields recognized the benefits that investment companies offer other investment companies. In introducing the Investment Company Act Amendments of 1995, a version of which Congress later adopted into law as the National Securities Markets Improvement Act of 1996, Representative Fields made the following remarks regarding the restrictions in Section 12(d)(1):

Reexamination of fund of funds restrictions is necessary because professional money management should be available to all investors, including those who themselves invest on behalf of mutual fund investors; that is, professional money managers. Fund managers may wish to benefit, on behalf of the investors in their mutual fund, from the expertise of other professionals in investments with which they themselves may not be familiar. With the opening of new markets around the world, and the constant development of new and often complex instruments for investment and hedging, it is unrealistic to believe that every fund manager can be knowledgeable in every product offered in every market. Fund managers should have available to them the opportunity to commit moneys to investment which are managed by individuals with particular expertise in certain instruments or markets. Mutual funds allow this to be done in a manner which provides for the diversification of risk. The decision of whether a mutual fund is a worthwhile investment should be left to the investor, whether individual or professional, and not be artificially restrained by statutory provisions the reasons for which may no longer be valid.

141 CONG. REC. E868 (extension of remarks - April 7, 1995) (statement of Rep. Fields). Applicants note that Congress adopted amendments to Section 12(d)(1) as originally proposed by Representative Fields.

[31]	In certain situations, diversification may be accomplished relatively inexpensively through transactions in Shares. For example, depending on market conditions, an Investing Fund may incur lower transaction costs in buying or selling a single Share, as opposed to buying or selling each individual security in an Underlying Index. Congress acknowledged these benefits in 1940:

There may be some investment companies . . . which think that aviation stock may be a good buy, but instead of going out and buying diversified blocks of aviation company stocks, the company may buy the securities of some investment companies which specialize in aviation stocks. In that way an investment company can get a cross-section of all aviation stock by buying some shares of stock of an aviation investment company.

House Hearings, 76th Cong., 3d Sess., at 112-113 (1940).

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investors with immediate and liquid exposure to a variety of market segments and can be used to target a variety of market indices, countries and sectors, as well as different investment styles. Since Shares can be purchased intraday during regular market hours, they would be particularly advantageous for Investing Funds that want to make immediate adjustments to their portfolios to equitize cash or immediately implement trading or hedging strategies. The Funds provide an advantage over traditional open-end index funds in that they are traded intraday, so they can be bought at current prices throughout the trading day, while shares of traditional mutual funds are purchased at net asset value, which is usually calculated only once a day.32 The ability to trade intraday is particularly valuable in volatile markets where there may be significant price differences between the time of the investment decision and the time a traditional mutual fund calculates its net asset value.

Applicants note that the PPI Report does not reflect the development of ETFs, nor does it reflect current approaches to constructing and managing investment portfolios in markets that offer ETFs.33

d.                  Complex Structures

The PPI Report also expresses concern that the popularity of these transactions could lead to the creation of more complex vehicles that would not serve any meaningful purpose.34 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”35 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares provide Investing Funds with an easy way to gain instant exposure to a variety of markets, segments, sectors, geographic regions and groups of industries through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to: (i) quickly and easily invest cash in a liquid instrument that has a high correlation to the Investing Fund’s benchmark; (ii) effectively manage cash flow, thus enabling the Investing Fund to stay as fully invested as possible;36 (iii) immediately diversify sector or other exposure; (iv) immediately

[32]	Applicants note that closed-end investment companies trade at market prices throughout the day, often at significant and recurring discounts to their net asset value.

[33]	As mentioned above, Congress intended that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time. HR 622 , at 43-44.

[34]	PPI Report at 321.

[35]	Id. at 320.

[36]	Shares provide Investing Funds with the ability to invest idle cash in a highly liquid investment pending investment in portfolio securities. The PPI Report noted that the retention of excessive cash balances in the underlying fund’s portfolio would be inconsistent with the interests of other underlying fund shareholders because the fund may not be fully invested in portfolio securities. PPI Report at 317.

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modify style exposure; (v) short or hedge index exposure; (vi) implement long/short strategies; (vii) gain immediate exposure to a variety of markets, specific market segments, geographic regions, market sectors, industries and styles; (viii) remain invested through portfolio management and portfolio composition transitions; or (ix) efficiently access effective investment strategies. In addition, Shares are bought and sold on an Exchange like other listed securities throughout the trading day at market prices close to net asset value, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real-time basis. ETFs are already being used by mutual funds for these purposes, particularly for use as a “place to park cash.”37 In addition, there are mutual funds that have been set up expressly to invest in ETFs.38

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows the Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

E.                  DISCUSSION OF PRECEDENT

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous Applicants.39 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.40 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.41

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.42 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.43

The relief is similar to the recent relief granted by the Actively-Managed ETF Orders,44 except that the Funds will not publicly disclose their holdings and trading activity, except in accordance

[37]	See Allison Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001, at 1 (stating that “Exchange-traded funds, or ETFs, are booming, and it turns out that some of their biggest customers are other funds, which . . . have hit upon ETFs as an efficient way to access dozens of stocks in one fell swoop.”).

[38]	Id.

[39]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra, note 2.

[40]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 2.

[41]	See id.

[42]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 2.

[43]	See id.

[44]	See, e.g., Grail Order, PIMCO Order, PowerShares Active Order and WisdomTree Orders I and II, supra, note 1.

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with normal disclosure requirements otherwise Applicable to open-end investment companies registered under the Act.45 While the Funds will not disclose their portfolios on a daily basis, the value of each Fund will be transparent through the dissemination of the VIIV. Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of portfolio disclosure will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that eliminating daily portfolio disclosure avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings may be subject.

In addition, since Creation Units will be created solely by the deposit of securities comprising a pro rata slice of a Fund’s portfolio and will typically be redeemed by distributing securities of the Fund’s portfolio to a Blind Trust that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally Applicable to the Funds.

Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is similar to the exemptive relief obtained by previous Applicants.46

VI.              CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.                 ACTIVELY-MANAGED EXCHANGE TRADED FUND RELIEF

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently state that owners of Shares may tender those Shares for redemption to the Fund in Creation Units through an Authorized Participant.

3.	The website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: the prior business day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

4.	The Adviser or Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

45 See, e.g., Bear Stearns Order; PowerShares Active Order and WisdomTree Order I, supra, note 1.

46 See, e.g., Vanguard Order II, BLDRS Order II, iShares Order, PADCO Order, and Schwab Order, supra, note 15.

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5.	The VIIV for a Fund on a per-Share basis will be provided to the market at least every 15 seconds during regular trading hours.

B.                 SECTION 12(d)(1) RELIEF

1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not Apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a) (20)(A) of the Act.

2.	An Investing Fund and an Investing Fund Affiliate will not cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser is conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Trustees, will determine that any consideration paid by a Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not Apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

5.	An Investing Fund Adviser, or a trustee or Sponsor, as Applicable, of an Investing Trust will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor, or an affiliated

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person of the Investing Fund Adviser, or trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.	The Board, including a majority of the disinterested trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objective and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any Appropriate actions based on its review, including, if Appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

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9.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as Applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Appropriate Investing Management Company.

11.	Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits Applicable to a fund of funds as set forth in NASD Rule 2830.

12.	No Fund will acquire securities of any investment company or company relying on Section 3 (c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows a Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

VII.	Names and Addresses

The following are the names and addresses of the Applicants:

Precidian Funds LLC
350 Main St., Suite 9
Bedminster, New Jersey 07921

Precidian ETFs Trust
350 Main St., Suite 9
Bedminster, New Jersey 07921

Foreside Fund Services, LLC
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

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VIII.	Authorizations and Signatures

AUTHORIZATION

PRECIDIAN ETFs TRUST

In accordance with Rule 0-2(c) under the Act, Mark Criscitello, in his capacity as Chairman of the Precidian ETFs Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Chairman of the Trust and pursuant to the following resolutions adopted by the Trustees of the Trust on October 20, 2011:

RESOLVED, that the Chairman be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Chairman and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the “Securities Act”).

RESOLVED, that any and all actions heretofore taken by the Chairman and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Chairman and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Precidian ETFs Trust

By: /s/ Mark Criscitello Name: Mark Criscitello
Title: Chairman
Dated: December 22, 2014

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AUTHORIZATION

PRECIDIAN FUNDS LLC

In accordance with Rule 0-2(c) under the Act, Mark Criscitello states that all actions necessary to authorize the execution and filing of this Application by Precidian Funds LLC have been taken, and that as a Principal of Precidian Investments LLC, the sole member thereof, he is authorized to execute and file the same on behalf of Precidian Funds LLC and all actions necessary to execute and file such instrument have been taken. Mark Criscitello further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC
By: Precidian Investments LLC Sole Member
By: /s/ Mark Criscitello Name: Mark Criscitello
Title: Principal
Dated: December 22, 2014

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AUTHORIZATION

FORESIDE FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Mark Fairbanks states that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as President of Foreside Fund Services, LLC he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken. Mark Fairbanks further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC
By: /s/ Mark Fairbanks Name: Mark Fairbanks
Title: President
Dated: December 22, 2014

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Exhibit A

VERIFICATION

PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By: /s/ Mark Criscitello Name: Mark Criscitello
Title: Chairman
Dated: December 22, 2014

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VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC
By: Precidian Investments LLC Sole Member
By: /s/ Mark Criscitello Name: Mark Criscitello
Title: Principal
Dated: December 22, 2014

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VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC
By: /s/ Mark Fairbanks Name: Mark Fairbanks
Title: President
Dated: December 22, 2014

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Appendix A

List of Initial Funds

Precidian U.S. Managed Volatility Fund

The U.S. Managed Volatility Fund will typically invest in securities of U.S. companies of all capitalization ranges. These securities may include common stocks, preferred stocks, ETFs and warrants. The Fund seeks to achieve an absolute return of the broad U.S. equity markets, but with a lower absolute volatility.

Precidian Strategic Value

The Fund pursues its investment objective by investing primarily in high dividend yielding common stocks with dividend growth potential. The Fund’s security selection process involves screening and prioritizing stocks based on Appropriate quantitative statistics. Those companies that rank as highly attractive in the screening process are closely scrutinized for inclusion in the portfolio using bottom-up fundamental proprietary research.

Precidian Large Cap Value

The Fund invests in large-capitalization companies, seeking consistent long-term performance. The Fund follows a traditional value-oriented investment philosophy using a research-intensive approach.

Precidian Focused Dividend Strategy

Seeks total return (including capital appreciation and current income) by employing a “buy and hold” strategy involving the periodic selection of high dividend yielding common stocks from the universe of Russell 3000 stocks.

Precidian U.S. Large Cap Growth

The fund seeks long-term capital growth. The fund seeks to achieve its investment objective by investing in equities or groups of equities that the Manager believes will provide higher returns than the Russell 1000 Growth Index.

Precidian U.S. Core Equity

The investment seeks high total return. The fund seeks to achieve its investment objective by investing in equities or groups of equities that the Manager believes will provide higher returns than the S&P 500 Index.

Precidian U.S. Mid Cap Growth

Invests primarily in common stocks of mid-cap companies with market capitalizations similar to those within the universe of the Russell Mid-Cap Growth Index. Seeks companies that have a history of or the potential to achieve above-average growth.

Precidian Total Return

The fund seeks total return, consisting of capital appreciation and current income. The Fund invests in large, dividend-yielding companies selected by a quantitative total return formula.

Precidian High Dividend Yield

The fund seeks to track a benchmark that provides broad exposure to U.S. companies that are dedicated to consistently paying larger-than-average dividends. In addition to general stock market risks, the fund’s emphasis on slower-growing, higher-yielding companies can also mean that its total return may not be as strong in a significant bull market.

Precidian Small Cap Dividend Value

Seeks long-term capital appreciation and current income through investments in small cap companies that we believe are undervalued and typically pay a dividend. Companies generally have a market capitalization below $3.5 billion at the time of purchase.

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Precidian Multi-factor Small Cap Core

The fund’s investment objective is to provide long-term capital appreciation by investing primarily in a diversified portfolio of small cap equity securities that possess both value and growth characteristics.

Precidian Multi-factor Small Cap Growth

The fund’s investment objective is to provide long-term cap appreciation by primarily investing in a diversified portfolio of small cap equity securities.

Precidian Large Cap Core Plus 130/30

The fund invests primarily in securities of large-capitalization companies with characteristics similar to those comprising the Russell 1000. It takes long positions in securities that will likely appreciate more rapdly in rising markets and short positions in those that will likely decline faster in declining markets.

Precidian Mid Cap Core Plus 130/30

Invests primarily in equity securities of mid-cap companies with market capitalizations equal to those within the universe of the Russell Mid Cap Index. It takes long positions in securities that will likely appreciate more rapidly in rising markets and short positions in those that will likely decline faster in declining markets.

Precidian Small Cap Core Plus 130/30

Invests primarily in equity securities of small-cap companies with market capitalizations equal to those within the universe of the Russell Small cap Index. It takes long positions in securities that will likely appreciate more rapidly in rising markets and short positions in those that will likely decline faster in declining markets.

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